Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

November 6, 2013

United States Securities and Exchange Commission

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Pernix Group, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed October 28, 2013

File No. 333-92445

Dear Era Anagnosti,

We have received your email dated October 31, 2013 in reference to the subject noted above. In addition to providing the Company’s responses to your comments, we have prepared Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A with changes marked from our Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filing dated October 28, 2013. Below please find our response to your comments as well as our revised disclosures.

SEC Comments #1-2:

PRE 14A

Item 5. Proposal to Approve the Increase of Authorized Preferred Stock from 500,000 Shares to 2,000,000 Shares; Proposal to Approve an Increase in Designation of Series A Cumulative Preferred Stock from 100,000 to 1,600,000 Shares; Proposal to Approve Amendment of Certificates of Incorporation and Designation to Reflect these Increases and the Increase in the Total Number of Shares of Authorized Stock from 20,500,000 to 22,000,000.

1.              We note your response and revised disclosure in response to comment six in our letter dated October 24, 2013. We note that this bundled proposal currently calls for shareholders to vote on amending the certificate of incorporation, together with the certificate of designation of Series A Preferred Stock, in three respects. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” In accordance with Exchange Act Rule 14a-5(a), please revise the proxy statement to unbundle this proposal and list separately under its own caption (i) the action to amend the certificate of incorporation to increase the total number of authorized shares of stock from (ii) the actions to amend the certificate of incorporation to increase the number of preferred shares and to amend the certificate of designation to increase the number of Series A Preferred Stock. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

2. We note that the preferred stock cannot be increased without increasing the number of authorized shares of stock. Please consider listing the action to amend the certificate of incorporation to increase the total number of authorized shares of stock first.

Pernix Group’s Response to Comment #1:

We note your comment and in compliance with Exchange Act Rules 14a-4(a)3, we have unbundled  ITEM 5 in Pre 14A amendment No. 2 and replaced it with ITEMS 5 and 6  in Pre 14A Amendment No 3 to be filed on November 6, 2013. ITEM 5 proposes the action to amend the certificate of incorporation to increase the total number of authorized shares of stock while ITEM 6 proposes the action to amend the certificate of incorporation to increase the number of preferred shares. Please see the revised ITEM 5 and 6 disclosures below.

ITEM 5. PROPOSAL TO APPROVE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES FROM 20,500,000 to 25,500,000

On November 6, 2013 our Board of Directors approved an amendment to our certificate of incorporation to increase the authorized total number of shares from 20,500,000 to 25,500,000, subject to shareholder approval at the annual meeting. The purpose of this amendment is related to the ITEM 6 proposal as described below. The amendment if approved would authorize an additional 5,000,000 shares and the amendment would become effective upon filing of the certificate of amendment with the Office of the Secretary of State of the State of Delaware. If the amendment is adopted, the certificate of amendment giving effect to the amendment will be filed as soon as practicable. See Appendix C for form of amended certificate of incorporation.

The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve the increase in the number of authorized shares. As a result, abstentions and broker non-votes will have the same effect as votes against this proposal. In the event that this item is not approved by a majority of the security holders, the number of total authorized shares shall not be increased and the certificate of incorporation shall not be amended for this purpose.

The Board of Directors recommends a vote “FOR” the approval of the amendment of the certificate of incorporation to increase the total authorized shares from 20,500,000 to 25,500,000.

ITEM 6. PROPOSAL TO APPROVE THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK FROM 500,000 SHARES TO 5,500,000.

On November 6, 2013 our Board of Directors approved an amendment to our certificate of incorporation to increase the total number of authorized preferred shares from 500,000 shares with a par value of $0.01 to 5,500,000 shares with a par value of $0.01, subject to shareholder approval at the annual meeting. This Item is conditioned on the approval of  the ITEM 5 proposal as described above.

The purpose of the proposed amendment to the certificate of incorporation to increase the number of authorized preferred shares is to allow for future corporate transactions and financings. Such additional shares may be used by the Company for stock issuances in the future to enter into strategic joint ventures or collaborative business arrangements, or to seek additional equity financing. As of the date of this filing, there are no pending negotiations or discussions pertaining to any specific preferred stock issuance. All other terms of the preferred stock will remain the same. No further shareholder action will be required to authorize the issuance of the additional authorized shares of preferred stock. See Appendix C for form of amended certificate of incorporation.

The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve this item. As a result, abstentions and broker non-votes will have the same effect as votes against this proposal. In the event that this item is not approved by a majority of the security holders, the number of authorized shares of Preferred Stock shall not be increased.

The Board of Directors recommends a vote “FOR” the amendment of the certificate of incorporation to authorize additional preferred shares as described above.

Pernix Group’s Response to Comment #2:

We agree with your comment that the preferred stock cannot be increased without increasing the number of authorized shares of stock. Accordingly, we have listed the action to amend the certificate of incorporation to increase the total number of authorized shares (Item 5) before we listed the action to amend the certificate of incorporation to increase the authorized number of preferred shares (Item 6).

*****

The Company appreciates your comments and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that the Securities and Exchange Commission staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or concerns.

Best Regards,

Pernix Group, Inc.

(Registrant)

Dated: November 6, 2013	/s/ Nidal Z. Zayed
Nidal Z. Zayed
President and Chief Executive Officer

/s/ Gregg Pollack
Gregg Pollack
Vice President Administration and Chief Financial Officer

/s/ Carol Groeber
Carol Groeber
Controller and Principal Accounting Officer

Cc: Asia Timmons-Pierce,

Staff Attorney.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631